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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCG, LLC d/b/a FocusPoint Private Capital Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 FIFTH AVENUE, 8TH FLOOR, SUITE 008A
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Szep 212-887-1207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLC
(Name – *if individual, state last, first, middle name*)

290 W. Mt. Pleasant Avenue, Ste 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Conrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPCG, LLC d/b/a FocusPoint Private Capital Group, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified In Kings County
Commission Expires 10/28/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCG, LLC
(d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2019

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Index
December 31, 2019

Page(s)

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
FPCG, LLC (d/b/a FocusPoint Private Capital Group)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, FPCG, LLC (d/b/a FocusPoint Private Capital Group) has changed its method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

This financial statement is the responsibility of FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s management. Our responsibility is to express an opinion on FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to FPCG, LLC (d/b/a FocusPoint Private Capital Group) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s auditor since 2014.
Livingston, New Jersey
February 28, 2020

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	691,866
Fee receivable, net		3,518,116
Certificate of deposit		135,460
Prepaid expense and other assets		260,055
Investments, at fair value		4,308
Right of use asset		1,891,004
Total assets	$	6,500,809
Liabilities and Member's Equity		
Liabilities		
Lease liability	$	1,952,986
Accounts payable and other		63,458
Due to parent		9,020
Accrued commissions payable		777,011
Total liabilities		2,802,475
Member's equity		3,698,334
Total liabilities and member's equity	$	6,500,809

See accompanying notes to the financial statement.

1. Organization

FPCG, LLC (d/b/a FocusPoint Private Capital Group) (the "Company") was formed for the purpose of providing services on behalf of clients for the purchase and/or sale of securities in private placements. The Company is a limited liability company established in the state of Washington on April 16, 2002. On November 8, 2002, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly-owned subsidiary of LANDC Investment LLC ("LANDC" or the "Parent".) The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Receivable

Fee receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not fully collectible. The Company considers a receivable uncollectible when, based on current information or factors such as creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. If the financial condition of customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. The Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. After reasonable collection efforts are made, outstanding balances are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company recorded $14,636 in bad debt expense in 2019. The allowance for doubtful accounts was approximately $236,000 at December 31, 2019.

2. Summary of Significant Accounting Policies (Continued)

Valuation of Investments and Valuation Processes
The Company holds investments, which are stated at fair value in the financial statement in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, *Fair Value Measurement*. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about the fair value measurements.

To increase consistency and comparability in fair value measurements and related disclosures, the Company utilizes the fair value hierarchy required by FASB ASC 820, which prioritized the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Fixed Assets
Furniture and equipment are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating leases, for office space. The Company recognized a lease liability and a right of use ("ROU") asset as at January 1st, 2019, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term. At January 1, 2019, there were no short-term leases.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes
The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and state tax laws provide that any income or loss is passed through to the Parent for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's tax provision for the New York City unincorporated business tax is included in the statement of operations.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2019, the tax years that remain subject to examination by the federal, state, local and foreign tax jurisdictions under statute of limitations are 2016 and forward (with limited exceptions).

Foreign Currency Translation
Foreign currency transaction gains and losses, primarily from transactions denominated in currencies other than the functional currency, are included in the statement of operations.

Revenue Recognition
Advisory and placement fees are recorded when earned, which is generally at the time a transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing. Reimbursable expenses allowed under the terms of advisory service agreements are included in "Prepaid expense and other assets" in the accompanying statement of financial condition.

Revenue from Contracts with Customers
Revenue from contracts with customers primarily is comprised of placement from the sale of private funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events. The Company enters into arrangements with investment managers to distribute private investment funds managed by such firms. The Company generally receives fees paid over time as percentage of capital raised or of the management fees and carried interest distributed to the investment manager, in all cases with respect to investments sold by the Company. The Company believes that its performance obligation is the subscription by investors into these funds and, as such, its obligation is fulfilled upon acceptance of capital or capital commitments by Private Equity Funds, Hedge Funds or registered funds. Any fixed amounts, such as placement fees calculated with respect to the value of committed capital, are recognized at the applicable fund's closing. Any variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the

2. Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers (Continued)
uncertainty is dependent on the value of the fund at future investment points in time as well as the length the investor remains in the fund, or, in certain cases, the duration of the fund (all of which are highly susceptible to factors outside the Company's influence), the Company does not believe that it can overcome this constraint until the market value of the fund, the investors activities and, in certain cases, the duration of the fund are known. Such uncertainties are generally resolved on a quarterly basis for management fees and an annual basis for carried interest all in arrears. Accordingly, in such instances, placement fees are recognized in the current period are related to performance obligations that have been satisfied in prior periods.

Costs to Obtain or Fulfill A Contract with a Customer
The Company generally does not incur costs to obtain contracts with customers other than commission expense. The Company incurs commission expense to fulfill contracts with its customers. Commissions expense represents commissions that the Company is obligated to pay to broker/dealers and certain non-employee registered representatives pursuant to contractual agreements. Commissions for registered representatives who are employed by the Company are included in the statement of operations as "Compensation and benefits." Commissions are generally paid on a similar basis to the related placement fees received by the Company. The Company records expense and a liability for the costs to fulfill such contracts on a similar basis as it records the related revenue and asset such that the timing of recording the expense and liability match that of the revenue and asset.

3. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon the fair value hierarchy in accordance with US GAAP. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following table presents information about the Company's assets measured at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Common stock in public entity	$ 4,308	$ -	$ -	$ 4,308

At December 31, 2019, Level 1 securities are quoted using active markets.

4. Fixed Assets

Details of fixed assets are as follows:

Furniture and equipment	$	17,508
Leasehold improvements		13,840
		31,348
Less: accumulated depreciation and amortization		(31,348)
Fixed assets, net	$	-

Depreciation and amortization during the year ended December 31, 2019, amounted to $1,246.

5. Concentrations

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2019.

6. Commitments and Contingencies

Leases
The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$	397,066

Amounts reported in balance sheet as of December 31, 2019 were as follows:

Operating leases:		
Operating lease ROU assets	$	1,891,004
Operating lease liabilities	$	1,952,986
(computed using a weighted average discount rate of 5%)		

6. Commitments and Contingencies (Continued)

Leases (Continued)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

2020	$	435,382
2021		406,380
2022		406,380
2023		406,380
2024		406,380
2025		169,325
Total undiscounted lease payments		2,230,227
Less imputed interest		(277,241)
Total lease liabilities	$	1,952,986

Letter of Credit

The Company has deposited with its Sublandlord a one-year letter of credit in the amount of $135,460 with automatic annual renewals as security for the Company's leased office space in New York. The letter of credit can be drawn by the lessor in the event the Company defaults in making its monthly rent payments. The letter of credit is secured by an 18 month certificate of deposit amounting to $135,460 which is reflected as Certificate of Deposit on the Statement of Financial Condition.

Legal

The Company from time to time is involved in claims and legal actions arising in the ordinary course of business. Management does not expect that the outcome of any such claims or actions will have a material effect on the Company's operations or financial condition.

The Company has been named as a defendant in a case alleging discriminatory conduct with compensatory damages in an amount to be determined at trial for lost wages, salary, commissions and employment benefits, amongst other claims. Pursuant to an agreement between the Company and G2, G2 is handling the defense of this matter and the Company is fully indemnified by G2 for all legal fees and any adverse judgment. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of potential financial impact, if any. Accordingly, no adjustment has been made in the Company's accompanying financial statement for this claim. On September 6, 2019, a client of the Company filed a complaint alleging a claim of breach of contract and three claims in the alternative. The claims seek damages in the amount of $218,066 in monetary damages with interest and costs. The Company filed a motion to dismiss and was successful in the three claims in the alternative but was denied dismissal of the breach of contract. The Company has a Notice of Appeal pending. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of potential financial impact, if any. Accordingly, no adjustment has been made in the Company's accompanying financial statement for this claim.

7. Related Parties

The Company has a shared services agreement with the Parent dated January 1, 2017. Pursuant to the agreement the Parent will provide the following services to the Company: Accounting/Finance, Operations, Tax, Human Resources, Compliance, IT assistance, Project Management, Business Development, Administrative and Secretarial. The fee for services will equal the current compensation of the Parent employees who during the year predominantly performed services for the Company. During the year ended December 31, 2019, such fees totaled $1,539,569 and are included in "Compensation and benefits" in the statement of operations.

As of December 31, 2019, the Company had a payable of $9,020 which is included as due to parent in the statement of financial condition.

A customer of the Company is also a member of the Parent. The receivable at the year end totaled approximately $275,289.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $350,472 which exceeded the required net capital minimum by $298,597.

9. Subsequent Events

On February 20, 2020, the Company executed a Buyout Agreement with one of its clients and on February 25, 2020 received a payment of approximately $1.33 Million in exchange for rights to future amounts under the previous contract. There were no other subsequent events through the date of the issuance of the financial statement requiring recognition or disclosure in the financial statement.